UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

January 5, 2012	Commission File Number: 0001284823

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FOR IMMEDIATE RELEASE

Xyratex Ltd Announces Results for the Fourth Quarter and Fiscal Year 2011

Havant, UK, January 5, 2012—Xyratex Ltd. (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and hard disk drive capital equipment, today announced results for the fourth quarter and fiscal year ended November 30, 2011.  Revenues for the fourth quarter were $387.6 million, a decrease of 2.3% compared to revenues of $396.8 million for the same period last year.

For the fourth quarter, GAAP net income was $18.5 million, or $0.65 per diluted share, compared to GAAP net income of $32.3 million, or $1.02 per diluted share, in the same period last year. Non-GAAP net income was $20.8 million, or a diluted earnings per share of $0.73, compared to non-GAAP net income of $21.9 million, or $0.69 per diluted share, in the same quarter a year ago(1).

Gross profit margin in the fourth quarter was 17.7%, compared to 16.1% in the same period last year and 16.7% in the prior quarter. The change from the prior quarter was primarily due to a higher gross margin for Storage Infrastructure (SI) products.

Revenues from sales of our Networked Storage Solutions (NSS) products were $352.6 million in the fourth quarter as compared to $326.8 million in the same quarter a year ago, an increase of 8%. Gross profit margin for NSS products in the fourth quarter was 17.7% as compared to 13.3% in the same quarter a year ago due to favorable changes in customer and product mix. Revenues from sales of our SI products in the fourth quarter were $35 million as compared to $70 million in the same quarter a year ago, a decrease of 50%. Gross profit margin in the SI business in the fourth quarter was 18.0% as compared to 29.7% in the same quarter a year ago, primarily due to the decrease in revenues relative to fixed costs.

Revenues for fiscal year 2011 were $1,448.5 million, a decrease of 9.6% compared to revenues of $1,601.9 million for fiscal year 2010. Revenues from sales of our NSS products were $1,324.5 million for the year as compared to $1,258.9 million in fiscal 2010, an increase of 5.2%. Revenues from sales of our SI products in fiscal 2011 were $123.9 million as compared to $342.9 million in 2010, a decrease of 63.9%. Gross profit margin for fiscal 2011 was 15.3% compared to 17.5% in the previous year. The decrease in gross profit margin from the prior year was primarily due to the decrease in SI revenues, partially offset by increased gross margins for NSS products related to favorable changes in customer and product mix.

GAAP net income for fiscal 2011 was $28.3 million, or $0.92 per diluted share, compared to GAAP net income of $139.4 million, or $4.46 per diluted share, for fiscal 2010. Non-GAAP net income for fiscal 2011 decreased to $39.0 million, or $1.27 per diluted share, compared to non-GAAP net income of $135.7 million, or $4.34 per diluted share, for fiscal 2010(1).

During the quarter, the Company repurchased 986,707 of its common shares at a total cost of $8.4 million. For the full fiscal year, the Company repurchased a total of 3,601,903 shares, representing 11.6% of issued and outstanding shares as of February 28, 2011, at a total cost of $32.3 million. The shares were repurchased under the previously announced share repurchase plan. Also, the Company announced its second dividend in the quarter. The cash dividend was set at $0.055 a share. The Company’s cash balance was $132.6 million at the end of the fiscal year, an increase of $41.8 million during the 2011 fiscal year.

“Overall, I am pleased with our results for the fiscal year. Our NSS business had a very good year as a result of good execution and a more diverse customer base. The Enterprise Storage market is strong, and we did a very good job in meeting the technology requirements and demands of our customer base. Our SI business results reflect the many challenges that affected the wider Hard Disk Drive industry in 2011, including reduced capital expenditures resulting from delays in regulatory approvals for the two acquisitions by Seagate and Western Digital, the two natural disasters in Japan and Thailand, and increased competition. As a result of the reduction in capital expenditures by our customers, we took decisive cost reduction actions in the SI business to better align our cost structure with our business expectations,” said Steve Barber, CEO of Xyratex. “Looking forward, I believe we are well positioned to capitalize on the many business opportunities that we have been working on, including our entry into the High Performance Computing storage market. We believe that this, together with cost realignment within the business, provides us with a good opportunity to improve our profitability and continue our cash generation.”

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. Our forecast ranges are wider than normal due to the uncertainty surrounding disk drive availability following the recent flooding in Thailand.

•                  Revenue in the first quarter of fiscal 2012 is projected to be in the range of $275 million to $355 million.

•                  Fully diluted earnings (loss) per share is anticipated to be between $(0.02) and $0.32 on a GAAP basis in the first quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between $0.07 and $0.41. Non-GAAP earnings per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call/Webcast Information

The company will host a conference call to discuss its results at 1:30 p.m. PT/4:30 p.m. ET on Thursday, January 5, 2012.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(800) 561-2693
Outside the United States	(617) 614-3523
Passcode	64545968

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through January 12, 2012 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	87022751

(1) Non-GAAP net income and diluted earnings per share exclude (a) amortization and impairment of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as the release of the valuation allowance against a deferred tax asset and the reduction in acquisition deferred consideration, (d) the tax effects related to (a) through (c), and (e) the tax expense resulting from a reduction in the deferred tax asset caused by a fall in U.K. tax rates. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c)

the release of the valuation allowance against a deferred tax asset and the reduction in acquisition deferred consideration are non-cash and not comparable across periods or with other companies; (d) the exclusion of the related tax effects of excluding items (a) through (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred and (e) the impact of the reduction in tax rates is non-cash and not comparable across periods or with other companies due to the existence of a significant U.K. related deferred tax asset that is expected to reduce over time.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings (loss) per share data (on a GAAP and non-GAAP basis) for the first quarter of fiscal year 2012. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, changes in our customers’ volume requirements, cancellation or delay of projects, adverse general economic conditions in the United States and internationally, and the impact of natural disasters. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and hard disk drive capital equipment. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturers with data storage products to support high-performance storage and data communication networks. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contact:

Xyratex Investor Relations

Brad Driver, +1 510 687-5260

Email: bdriver@us.xyratex.com

Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Year Ended,
	November 30,	November 30,	November 30,	November 30,
	2011	2010	2011	2010
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$352,578	$326,808	$1,324,547	$1,258,940
Storage Infrastructure	35,015	69,974	123,929	342,943
Total revenues	387,593	396,782	1,448,476	1,601,883

Cost of revenues	318,993	333,032	1,226,404	1,322,115
Gross profit:
Networked Storage Solutions	62,467	43,438	212,654	166,882
Storage Infrastructure	6,295	20,789	10,242	114,427
Equity compensation	(162)	(477)	(824)	(1,541)
Total gross profit	68,600	63,750	222,072	279,768
Operating expenses:
Research and development	27,286	28,750	115,558	92,705
Selling, general and administrative	14,263	17,226	66,377	60,002
Restructuring costs	2,750	—	2,750	—
Impairment of intangible assets	2,230	—	2,230	—
Amortization of intangible assets	897	694	4,176	3,669
Total operating expenses	47,426	46,670	191,091	156,376
Operating income	21,174	17,080	30,981	123,392
Interest income, net	104	35	392	45
Income before income taxes	21,278	17,115	31,373	123,437
Provision (benefit) for income taxes	2,762	(15,140)	3,076	(15,991)
Net income	$18,516	$32,255	$28,297	$139,428

Net earnings per share:
Basic	$0.67	$1.07	$0.96	$4.63
Diluted	$0.65	$1.02	$0.92	$4.46

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	27,544	30,262	29,605	30,101
Diluted	28,505	31,703	30,631	31,270

Cash dividends declared per share	$0.06	$—	$0.11	$—

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30,	November 30,
	2011	2010
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$132,630	$90,842
Accounts receivable, net	200,742	209,044
Inventories	164,180	195,936
Prepaid expenses	3,296	3,154
Deferred income taxes	9,020	8,204
Other current assets	7,016	3,876
Total current assets	516,884	511,056
Property, plant and equipment, net	45,215	45,687
Intangible assets, net	18,128	9,326
Deferred income taxes	13,476	14,913
Total assets	$593,703	$580,982

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$168,696	$155,792
Employee compensation and benefits payable	21,786	22,638
Deferred revenue	7,692	17,958
Income taxes payable	43	730
Other accrued liabilities	26,312	16,533
Total current liabilities	224,529	213,651
Long-term debt	—	—
Total liabilities	224,529	213,651

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,568 and 30,276 issued and outstanding	276	303
Additional paid-in capital	361,070	382,684
Accumulated other comprehensive income (deficit)	(1,337)	496
Accumulated income (deficit)	9,165	(16,152)
Total shareholders’ equity	369,174	367,331
Total liabilities and shareholders’ equity	$593,703	$580,982

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	November 30,	November 30,
	2011	2010
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$28,297	$139,428
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,405	18,436
Amortization of intangible assets	4,176	3,669
Impairment of intangible assets	2,230	—
Non-cash equity compensation	7,127	9,654
Loss on sale of assets	1,299	796
Deferred income taxes	1,438	(16,443)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	8,753	(84,004)
Inventories	31,846	(86,917)
Prepaid expenses and other current assets	(3,971)	487
Accounts payable	15,162	59,178
Employee compensation and benefits payable	(852)	14,058
Deferred revenue	(10,266)	6,649
Income taxes payable	(687)	(1,283)
Other accrued liabilities	2,975	(4,052)
Net cash provided by operating activities	106,932	59,656

Cash flows from investing activities:
Investments in property, plant and equipment	(20,232)	(20,328)
Acquisition of intangible assets	(4,700)	—
Acquisition of businesses	(7,433)	(4,908)
Net cash used in investing activities	(32,365)	(25,236)

Cash flows from financing activities:
Proceeds from issuance of shares	3,344	2,113
Repurchase of shares	(32,290)	—
Dividends to shareholders	(1,459)	—
Increase (decrease) in book overdraft	(2,374)	2,374
Net cash provided by (used in) financing activities	(32,779)	4,487
Change in cash and cash equivalents	41,788	38,907
Cash and cash equivalents at beginning of period	90,842	51,935
Cash and cash equivalents at end of period	$132,630	$90,842

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Year Ended
	November 30,	November 30,	November 30,	November 30,
	2011	2010	2011	2010
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)

Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income

GAAP net income	$18,516	$32,255	$28,297	$139,428

Amortization of intangible assets	897	694	4,176	3,669
Equity compensation	859	2,922	7,127	9,654
Reduction in acquisition deferred consideration	(676)	—	(676)	—
Impairment of intangible assets	2,230	—	2,230	—
Tax effect of above non-GAAP adjustments	(1,074)	—	(3,214)	—
Effect of change in tax rates	—	—	1,044	—
Deferred tax on equity compensation	—	(93)	—	(3,241)
Release of deferred tax valuation allowance	—	(13,845)	—	(13,845)

Non-GAAP net income	$20,752	$21,933	$38,984	$135,665

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings per share	$0.65	$1.02	$0.92	$4.46

Amortization of intangible assets	0.03	0.02	0.14	0.12
Equity compensation	0.03	0.09	0.23	0.31
Reduction in acquisition deferred consideration	(0.02)	—	(0.02)	—
Impairment of intangible assets	0.08	—	0.07	—
Tax effect of above non-GAAP adjustments	(0.04)	—	(0.10)	—
Effect of change in tax rates	—	—	0.03	—
Deferred tax on equity compensation	—	(0.00)	—	(0.10)
Release of deferred tax valuation allowance	—	(0.44)	—	(0.44)

Diluted non-GAAP earnings per share	$0.73	$0.69	$1.27	$4.34

Summary Of Equity Compensation

Cost of revenues	$162	$477	$824	$1,541
Research and development	290	962	2,534	3,107
Selling, general and administrative	407	1,483	3,769	5,006

Total equity compensation	$859	$2,922	$7,127	$9,654

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: January 5, 2012	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer